VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

November 2, 2018	Jaclyn L. Cohen +1 (212) 310-8891 jackie.cohen@weil.com

Christine Westbrook
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Avista Healthcare Public Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 9, 2018
File No. 333-227090

Dear Ms. Westbrook:

On behalf of Avista Healthcare Public Acquisition Corp. (“AHPAC” or the “Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated October 24, 2018 (“Comment Letter 2”) with regard to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-227090) filed by the Company on October 9, 2018 (“Amendment No. 1”).  The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 1.

Set forth below in bold are the comments contained in Comment Letter 2 pertaining to Amendment No. 1.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.

The Company is concurrently providing to the Commission Amendment No. 2 to the Registration Statement, as filed on EDGAR on the date hereof ( “Amendment No. 2”). We have enclosed with the copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 2 in paper format, marked to show changes from the Registration Statement.

Registration Statement on Form S-4 filed October 9, 2018
Cover page

Questions and Answers about Risk Factors, page 38

1. Please include a separate risk factor clarifying the relationships between the PIPE Investors, AHPAC, your sponsor and Avista Capital Partners. The risk factor discussion should identify the members of the PIPE Investment Committee and any other PIPE Investors who are affiliated with AHPAC, Avista Acquisition Corp, and Avista Capital Holdings and identify any individuals who negotiated on behalf of both AHPAC and the PIPE Investors in the merger and the PIPE Investors’ investment.

The Company has revised the disclosure on page 72 of Amendment No. 2 as requested.

2. Please include a separate risk factor to clarify that the aggregate investment of the PIPE Investors’ per share investments in the post transaction company is at a substantial discount to the public shareholders’ investment. The risk factor should clarify that the PIPE Investors’ investment in the post combination shares is $5.91 per share.

The Company has revised the disclosure on pages 72-73 of Amendment No. 2 as requested.

Questions and Answers about the Business Combination, page 103

3. Please tell us how the overlapping merger, PIPE Investors’ subscription in AHPAC, Organogenesis private placement to the PIPE Investors and the redemption of AHPAC public shares transaction involving AHPAC shares complied with Regulation M’s trading prohibitions.

Regulation M prohibits certain transactions by distribution participants, affiliated purchasers, issuers and selling security holders during the applicable “restricted period” for a distribution. The Company respectfully advises the Staff that it does not believe that any of the transactions occurred during “restricted periods” related to an applicable distribution.  Moreover, the only “distribution” being made (as the term is defined in Rule 100 of Regulation M) in connection with the transactions described above is the distribution of shares to the Organogenesis stockholders in the merger in the event the Business Combination is consummated. Pursuant to Rule 100, the “restricted period” in respect of the distribution involving the merger begins on the day proxy solicitation or offering materials are first disseminated to security holders, which has not yet occurred.  Accordingly, the redemptions discussed more fully in our responses to comments 4 and 5, below, did not occur during a “restricted period.”

Although we recognize that in some situations a private placement may constitute a “distribution” within the scope of Regulation M, the Company respectfully submits that neither of the private placements involved here “satisfies the ‘magnitude’ and ‘special selling efforts and selling methods’ criteria of the [Rule 100] definition of distribution.” [Staff Legal Bulletin No. 9 (as revised Sept. 10, 2010), available at https://www.sec.gov/interps/legal/mrslb9.htm#rule100.] The equity securities sold in a private placement by Organogenesis to the PIPE Investors was completed on August 17, 2018, and the PIPE Investors subscribed for shares in AHPAC on August 17, 2018.  As disclosed in the section titled,

“Background of the Merger”, in Amendment No. 2, the private placement of the shares of each of Organogenesis and AHPAC was discussed with a limited number of potential institutional investors, and the PIPE Investors were the only investors purchasing securities in either transaction.  The Company does not believe that either of these transactions should be deemed to be a “distribution” pursuant to Rule 100 of Regulation M.  Each private placement involved a limited number of shares, was discussed one-on-one in separate meetings or conference calls with a total of fourteen accredited institutional investors, and did not involve any compensation arrangements in respect to special selling efforts or methods.  See also our responses to Staff Comments 4 and 5, below.

4. We note your disclosure on page 7 that AHPAC received the approval of its shareholders to extend the deadline for AHPAC to complete a business combination to February 15, 2019. We note that Section 49.1 of AHPAC’s amended and restated memorandum and articles of association provides that Section 49.4 “may not be amended prior to the consummation of a Business Combination without a Special Resolution, the approval threshold for which is unanimity (100%) of all Members entitled to vote.” We understand that the holders of 84% of ordinary shares entitled to vote approved your proposal to extend the deadline, which would appear to be short of the unanimous vote required. Therefore, please tell us how the deadline to complete the business combination was extended in accordance with AHPAC’s articles of association and the requirements of Schedule 14A.

As discussed with the Staff on Friday, October 26, 2018, and as disclosed in AHPAC’s Current Report on Form 8-K/A, filed on October 30, 2018 (the “Form 8-K/A”), an error was made in respect of the applicable threshold to approve the extension of the deadline to complete a business combination without effecting a mandatory redemption of all public shares.  Since discovering this error on October 24, 2018, AHPAC has proceeded to redeem the remaining public shares as required by its Amended and Restated Memorandum and Articles of Association, effective as of October 31, 2018.

For additional information regarding the Company’s current plans for proceeding with the Business Combination, see our Current Report on Form 8-K filed on October 30, 2018.

5. We note your disclosure on page 185 that in connection with the extraordinary general meeting to extend the date by which AHPAC has to complete a business combination, 99% of AHPAC’s Class A ordinary shares were redeemed. Please tell us why your offer to redeem Class A ordinary shares was made without compliance with the provisions of Exchange Act Rule 13e-4 and Regulation 14E. Alternatively, please tell us why you believe such compliance is not required. Additionally, we note that following the redemption of 99% of AHPAC Class A ordinary shares, an aggregate of 201,981 AHPAC Class A ordinary shares are outstanding. We further note that pursuant to a subscription agreement, Avista Capital Partners Fund IV LP (an affiliate of the AHPAC) purchased shares in AHPAC and also purchased approximately 3,200,000 shares of merger target Organogenesis, which seems to place insiders of AHPAC on both sides of the merger transaction. It appears that such redemption could be part of a transaction or series of transactions which could have a reasonable likelihood of being eligible to terminate your reporting status or in the de-listing of AHPAC ordinary shares. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3.

As a result of the application of the incorrect voting threshold at AHPAC’s extraordinary general meeting on October 4, 2018, at the time the redemption of 30,798,019 Class A ordinary shares (the “First Redemption”) was conducted, the Company believed the extension proposal had been approved, and therefore believed that such redemption was in accordance with the requirements of the terms of the securities described in the Articles, requiring AHPAC to redeem public shares submitted for redemption by Members in connection with the approval of an amendment to Section 49.4(a).  As disclosed in AHPAC’s Form 8-K/A, if the correct voting threshold requirement had been applied in connection with the tabulation of votes on  the extension proposal, these shares would not have been redeemed until after October 14, 2018, and at that time all public shares would have been redeemed, pursuant to the terms of the Articles.  As further disclosed in the Form 8-K/A, and as discussed in our response to Comment 4, above, AHPAC redeemed the remainder of its outstanding public shares after discovering the tabulation error on October 24, 2018 and realizing that the extension proposal had not been approved by the requisite shareholder vote, as required by the Articles. However, we respectfully submit that after October 14, 2018, all of the public shares, including the shares subject to the First Redemption, would have been required to be redeemed by the terms of the Articles and compliance with the provisions of Exchange Act Rule 13e-4 and Regulation 14E would not have been required for such redemption, as it would not have been required for a redemption of shares in connection with the approval of the extension proposal.  Pursuant to Rule 13e-4(h)(1), the tender offer rules “shall not apply to…redemptions of any security in accordance with the terms and conditions of its governing instruments.”

The PIPE Investors purchased a minority interest in Organogenesis after the Organogenesis Board had approved the entry into the merger agreement, which purchase was consummated concurrently with the execution of the merger agreement on August 17, 2018.  Thus, at the time that Organogenesis’s Board approved the merger agreement in advance of its execution by the parties, the PIPE Investors had not committed to purchase shares of common stock of Organogenesis and could not have been deemed to be “on both sides” of the proposed merger transaction.  Nor do we believe that the PIPE Investors became “affiliates” of Organogenesis upon completion of such purchase.  The PIPE Investors did not become  minority investors until the date of execution of the merger agreement by Organogenesis — as noted, after the Organogenesis’ Board had considered and approved entry into the merger agreement — and thus did not have any ownership or influence in respect of the Organogenesis Board’s decision to enter into the business combination transaction.  Nor did the PIPE Investors become “affiliates of Organogenesis — as that term is defined in Rule 405 under the Securities Act of 1933, as amended — upon completion of their purchase of Organogenesis’ equity securities on August 17, 2018.  At the time, the PIPE Investors completed their purchase of Organogenesis equity securities on August 17, the date of execution of the merger agreement, a pre-existing group of Organogenesis’ stockholders (not including the PIPE Investors) collectively holding a number of shares of Organogenesis’ outstanding common stock sufficient to approve the business combination on behalf of Organogenesis stockholders entered into the Company Support Agreement, pursuant to which such stockholders have agreed to vote in favor of the adoption of the merger agreement, precluding any ability on the part of the PIPE Investors to influence the merger transaction on behalf of Organogenesis.

The purpose of the investment by the PIPE Investors in Organogenesis equity and the subscription for shares of AHPAC, as well as the transactions contemplated by the merger agreement, was to effect a transaction via merger pursuant to which AHPAC would become the parent of an adequately capitalized operating company while maintaining its listing on NASDAQ, and not to cause any of the effects described in Rule 13e-3(a)(3)(ii).  That continues to be our purpose, notwithstanding the mandatory redemptions.  As discussed with the Staff and disclosed in the Form 8-K filed on October 30, 2018, the Board of AHPAC and its remaining shareholders have decided not to liquidate AHPAC, and to proceed to perform their obligations under the merger agreement.

On August 29, 2018, AHPAC received a notification from NASDAQ that it was not in compliance with Listing Rule 5550(a)(3) due to noncompliance with the requirement to have a minimum of 300 shareholders.  On October 9, 2018, AHPAC received a letter from NASDAQ granting AHPAC an extension until January 31, 2019 to regain compliance with the rule, on the basis of the fact that the business combination was at that time expected to close by December 31, 2018.  On November 2, 2018, as a result of the redemption of the public shares, NASDAQ issued a delisting notice in respect of the AHPAC units, AHPAC Class A ordinary shares and AHPAC warrants to purchase Class A ordinary shares to AHPAC. AHPAC has until November 9, 2018 to submit an appeal of this decision, which it plans to do in a timely manner.

Questions and Answers about the AHPAC Board’s Reasons for the Approval of the Business Combination, page 113

6. We note your response to comment 17. Please revise your registration statement to include the comparable company analysis. The disclosure should explain how the comparable companies were selected, if any companies that met the selection criteria were excluded from the analysis, the financial metrics used in the analysis, and Organogenesis 2019 estimated revenue and 2018 estimated gross margin percentages used in the analysis. Additionally, explain how you estimated 2019 revenues and gross margin for the comparable companies.

We have revised the disclosure on page 107 of Amendment No. 2 as requested.

Questions and Answers about Certain Relationships and Transactions, page 281

7. Please expand your disclosure to include the PIPE Investors transactions with AHPAC and Organogenesis.

We have revised the disclosure on pages 263-264 of Amendment No. 2 as requested.

[Remainder of this page intentionally left blank.]

VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8891.

Sincerely,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen

cc:	Benjamin Silbert
General Counsel and Corporate Secretary
Avista Healthcare Public Acquisition Corp.

Michael Aiello
Weil, Gotshal & Manges LLP